

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 18, 2009

Via U.S. Mail

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: **Scorpion Performance, Inc.**
Amendment No. 6 to Registration Statement on Form 10
Filed June 8, 2009
File No. 000-52859

Dear Mr. Stopanio:

We have reviewed your responses to the comments in our letter dated May 1, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Business of the Company, page 1

1. We note your response to prior comment 3 that you filed a Form 8-K on April 3, 2009 to announce that you entered into preliminary discussions with Crane Cams. However, in your press release dated March 30, 2009, you announce that "the purchase of Crane Cams is nearly complete" and that you intend to finalize the details of the sale within the week. Please reconcile your response with the statements made in your Form 8-K. Also, revise your Form 10 to disclose the current status of your arrangement with Crane Cams.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2. We note your response to prior comment 13 and reissue. While you state that there has been no financial commitment towards manufacturing medical components for fiscal year ended December 31, 2008, we note the disclosure

throughout the registration statement that you have expanded your anodizing services to include medical products and have incurred costs to move to the Ocala, Florida facility to accommodate the manufacturing of the medical products. Please revise to clarify how you have not expended any financial commitments towards manufacturing medical components.

Material Commitments, page 24

3. We note the disclosure that the company executed two capital leases with Machinery Finance Resources, LLC in January 2009 to provide financing for the acquisition of manufacturing equipment for the Ocala facility. In your next amendment, please file the leases with Machinery Finance Resources, LLC as material agreements to the registration statement.

Other

4. Please continue to consider the financial statement updating requirements as set forth in Rule 8-08 of Regulation S-X.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from

its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Regards,

Rolaine S. Bancroft
Special Counsel

cc: Myra P. Mahoney, Esq.
Fax: (954) 563-1050